UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Pervasive Software Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

715710109
(CUSIP Number)

Robert S. Schwartz, Esq.
Loeb Capital Management
61 Broadway, New York, N.Y. 10006
(212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/05/2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	799,495
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	799,495

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	799,495

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	4.84%

14. Type of Reporting Person	IA, PN

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	54,098
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	54,098

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	54,098

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.33%

14. Type of Reporting Person	IA, PN

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Arbitrage Offshore Partners Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	735,077
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	735,077

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	735,077

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	4.45%

14. Type of Reporting Person	CO

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Management Holding LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	853,593
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	853,593

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	853,593

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	5.16%

14. Type of Reporting Person	HC

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock of Pervasive Software Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 12365 Riata Trace Parkway, Building B, Austin, TX 78727, USA.

Item 2.	Identity and Background

This statement is filed by:

(i)	Loeb Offshore Management LP (“LOM”)
(ii)	Loeb Arbitrage Management LP (“LAM”)
(iii)	Loeb Arbitrage Offshore Partners, Ltd. (“LAOP”)
(iv)	Loeb Management Holding LLC (“LMH”)

This statement relates to Shares (as defined herein) held by LAOP over which LOM has discretionary trading authority as investment adviser and for the accounts of customers of LAM and LOM as to which each has investment discretion. The general partner of LOM and LAM is Loeb Management Holding LLC, a Delaware limited liability company.  The owners of LAM and LOM are Loeb Holding Corporation and LB Partners, L.P., entities controlled by Thomas L. Kempner and Gideon J. King, respectively.  The foregoing persons are hereinafter sometimes collectively referred to as “the Reporting Persons.”   The address of the business office of each of the Reporting Persons is 61 Broadway, New York, New York 10006.

LOM and LAM are Delaware limited partnerships and registered investment advisers, doing business together as Loeb Capital Management.  LOM and LAM’s President and Chief Executive Officer is Gideon J. King. The other officers include Thomas L. Kempner, Chairman of the Board; Robert S. Schwartz, Senior Vice President and General Counsel; and Edward J. Campbell, Chief Financial Officer.   LOM is the investment manager of LAOP, a Cayman Islands exempted company. Gideon J. King, Pearse Griffith and Peter Heaps are Directors of LAOP.

Messrs. King, Kempner, Schwartz and Campbell are United States citizens. Mr. Griffith is a citizen of the United Kingdom of Great Britain and Northern Ireland and Mr. Heaps is a citizen of the Republic of Ireland.  During the last five years, none of the entities or individuals named in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Common Stock was acquired by LAOP, LAM and LOM (for accounts of customers as to which LAM and LOM each have investment discretion) in margin accounts maintained with J.P. Morgan Clearing Corp.

Item 4.	Purpose of Transaction

LAM, LOM and LAOP (“Loeb”) have acquired Common Stock for investment purposes.  Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).   Loeb intends to review its investment in the Issuer on a continuing basis and has engaged in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer.   Loeb has made it clear to the Issuer that Loeb believes that the only appropriate response in light of the fiduciary duty that the board owes to shareholders of the Company is to commence a formal process to maximize value for shareholders with a view towards selling the Company to the highest bidder.  [Please see letters sent to Issuer on August 15 and August 28, 2012 attached hereto in Exhibit B.]

Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such additional actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Persons (collectively referred to as "Loeb") may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below:

The percentages used herein are calculated based upon 16,531,746 shares of the Issuer's common stock, issued and outstanding as of August 31, 2012, the latest date for which such information is available, as reported in the Issuer's Annual Report on Form 10K filed on September 4th, 2012.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Loeb Arbitrage Offshore Partners, Ltd.	735,077	4.45%
Loeb Arbitrage Management LP (1)	54,098	0.33%
Loeb Offshore Management LP (2)	799,495	4.84%
Loeb Management Holding LLC	853,593	5.16%

Total for Loeb:	853,593	5.16%

(1)	Common Stock purchased for the accounts of customers of Loeb Arbitrage Management LP as to which it has investment discretion.

(2)
Loeb Offshore Management LP has discretionary trading authority of the shares held by Loeb Arbitrage Offshore Partners, Ltd., as investment manager as well as shares purchased for the accounts of customers  as to which it has investment discretion.

(b)
As indicated above, each of the above Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all of the shares reported as beneficially owned by such Reporting Person.

(c)	The following purchases and sales (-) of Common Stock have been in the past sixty (60) days:

Purchases and Sales of Ordinary Shares

	Date	Shares	Average Price*
Loeb Arbitrage Management LP	10/05/12	-6	8.780
	10/05/12	12870	8.650
	09/27/12	-12	8.700
	09/27/12	10	8.580
	09/25/12	-136	8.710
	09/24/12	-144	8.700
	09/21/12	325	8.546
	09/20/12	485	8.572
	09/19/12	-576	8.701
	09/18/12	-304	8.742
	09/17/12	-622	8.700
	09/14/12	-53	8.723
	09/13/12	-1020	8.747
	09/13/12	39	8.468
	09/12/12	317	8.398
	09/11/12	70	8.376
	09/10/12	6	8.081
	09/04/12	634	8.309
	08/31/12	301	8.300
	08/30/12	1311	8.297
	08/29/12	64	8.300
	08/28/12	6870	8.300
	08/27/12	1413	8.263
	08/24/12	1709	8.302
	08/23/12	269	8.260
	08/22/12	1277	8.294
	08/20/12	5627	8.310
	08/17/12	74	8.300
	08/16/12	1368	8.290
	08/15/12	10178	8.151
	08/14/12	8042	8.111
	08/13/12	3712	8.095

	Date	Shares	Average Price*
Loeb Arbitrage Offshore Partners, Ltd.	10/05/12	-86	8.780
	10/05/12	137361	8.650
	10/04/12	-1300	8.650
	09/27/12	-181	8.700
	09/27/12	153	8.580
	09/25/12	-1971	8.710
	09/24/12	-2099	8.700
	09/21/12	4729	8.546
	09/20/12	7049	8.572
	09/19/12	-8364	8.701
	09/18/12	-4420	8.742
	09/17/12	-9036	8.700
	09/14/12	-766	8.723
	09/13/12	-14803	8.747
	09/13/12	565	8.468
	09/12/12	4603	8.398
	09/11/12	3265	8.376
	09/10/12	91	8.081
	09/04/12	2912	8.309
	08/31/12	4396	8.300
	08/30/12	19168	8.297
	08/29/12	930	8.300
	08/28/12	100486	8.300
	08/27/12	20669	8.263
	08/24/12	24989	8.302
	08/23/12	3938	8.260
	08/22/12	18674	8.294
	08/20/12	82279	8.310
	08/17/12	1086	8.300
	08/16/12	20004	8.290
	08/15/12	148854	8.151
	08/14/12	117620	8.111
	08/13/12	54282	8.095

	Date	Shares	Average Price*
Loeb Offshore Management LP (excluding LAOP)	10/05/12	-8	8.780
	10/05/12	37665	8.650
	10/04/12	266	8.600
	10/03/12	900	8.594
	10/02/12	1000	8.600
	10/01/12	1900	8.591
	09/28/12	1	8.600
	09/27/12	-7	8.700
	09/27/12	6	8.580
	09/25/12	-75	8.710
	09/24/12	-80	8.700
	09/21/12	182	8.546
	09/20/12	267	8.572
	09/19/12	-315	8.701
	09/18/12	-167	8.742
	09/17/12	-342	8.700
	09/14/12	-29	8.723
	09/13/12	-560	8.747
	09/13/12	21	8.468
	09/12/12	173	8.398
	09/11/12	62	8.376
	09/10/12	4	8.081
	09/04/12	735	8.309
	08/31/12	162	8.300
	08/30/12	708	8.297
	08/29/12	34	8.300
	08/28/12	3715	8.300
	08/27/12	764	8.263
	08/24/12	923	8.302
	08/23/12	146	8.260
	08/22/12	690	8.294
	08/20/12	3041	8.310
	08/17/12	40	8.300
	08/16/12	739	8.290
	08/15/12	5502	8.151
	08/14/12	4349	8.111
	08/13/12	2006	8.095

*If prices are aggregated, the difference is within a one dollar price range.   Over the period shown, prices were between $8.049 and $8.78.

(d)
Loeb Offshore Management LP, Loeb Arbitrage Management LP and Principals of these entities expressly declare that this filing shall not be construed as an admission that each is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

(e)	Not Applicable.

All reported transactions were effected on NASDAQ.  Unless otherwise noted, all of such transactions were effected in open market transactions through various brokerage entities.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

1.	The Joint Filing Agreement between and among the Reporting Persons pursuant to Section 240.13d-1(k) is attached hereto as Exhibit “A”.

2.	Letters sent to the Board of Directors of Pervasive Software Inc. on August 15 and August 28, 2012 are attached hereto as Exhibit “B”.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB OFFSHORE MANAGEMENT LP By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE MANAGEMENT LP By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

LOEB ARBITRAGE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB OFFSHORE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: October 9, 2012	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

EXHIBIT B

61 Broadway, 24th Floor New York, New York 10006 Tel (212) 483 7000 Fax (212) 574 2003

August 15, 2012
Board of Directors
Pervasive Software Inc.
12365-B Riata Trace Parkway
Austin, Texas 78727

To the Board of Directors:

Loeb Arbitrage Management LP and Loeb Offshore Management LP, together doing business as Loeb Capital Management, and affiliated entities (collectively, “Loeb”) over which it has management discretion are owners of the common stock of Pervasive Software Inc. (“PVSW” or the “Company”). We are writing this letter to express our concern regarding the response by PVSW’s board of directors to the proposal by Actian Corporation (“Actian”) to acquire all of the outstanding shares of the Company’s common stock for $8.50 per share in cash.

We are not certain as to the circumstances that caused Actian to make its offer public. For a limited period, we will accept the idea that this strange set of circumstances (notwithstanding the possibility that Actian came public because PVSW reasonably withheld exclusivity) is the direct result of an effort by PVSW’s board and management team to maximize value for shareholders.

If we are mistaken in assuming that the breakdown in talks is merely a necessary part of the value maximization process, let us express in no uncertain terms the path we think the board should follow with dispatch pursuant to its fiduciary duty to shareholders.

In our view, Actian is a logical strategic buyer whose offer appears on many levels to be legitimate. Actian is well-advised and, in our estimation, is serious in its bidding. Accordingly, PVSW must be serious in its response to Actian’s bid, which, importantly, represents a stock price level that we have not seen in over 8 years. The growth in revenues and profits from PVSW is anemic and we believe there is scant evidence that this will change to the upside in the near future.

It is clear to us that the only appropriate response in light of the fiduciary duty that the board owes to shareholders of the Company is to immediately commence a formal process to maximize value for shareholders with a view towards selling the Company to the highest bidder. This process should be overseen by a special committee of independent directors charged with a written mandate to maximize value for owners of PVSW equity. Needless to say, the special committee should task a competent investment banking firm with a clear mission to run an auction process that includes Actian. If the investment bankers deem an Actian bid as a "bird in the hand," then the Company should negotiate an appropriate "go-shop" provision in any merger agreement with Actian so as to capture the opportunity in front of shareholders without foreclosing future value maximization options should they fortuitously arise.

We regard any other action by the Company that does not create immediate and equivalent value as a breach of fiduciary duty. We fully acknowledge that it is possible that the aforementioned process is already in place or about to be constituted, in which case we recognize that this letter is superfluous. Yet, as shareholders, we have been burned before by management teams and boards that have little interest in deviating from the status quo even at the expense of the owners of the Company, which is intolerable.

Representatives from Loeb have spoken with Mr. Farr since the announcement by Actian; he was professional and appropriately vague on the phone, leaving us uncertain with regard to the next course of action. Further, the press release put out by PVSW in response to Actian's offer letter made no mention of the hiring of bankers and lawyers in order to run an efficient process to maximize value; instead, we were  treated to hollow and boilerplate reassurance that the board would endeavor to do the best thing for shareholders. The skeletal nature of this correspondence leaves us to wonder whether the leadership of the Company will do the right thing and is the reason we have written this letter; this sentiment notwithstanding, we think the board deserves the benefit of the doubt for a short period and accordingly await a more declarative statement regarding a process to maximize value.

It is never our intention to have an acrimonious relationship with the board or management team of a company in which we own common stock, and we look forward to a value maximization process at PVSW, yet we reserve our rights in the event that it appears that the Company is not using this excellent opportunity to put an end to years of stagnation and to complete a sale to the highest bidder. Please be aware that we also reserve our right to acquire additional stock and are doing so currently. Please also take note that we neither advocate nor reject an $8.50 offer, as the Company may very well be worth more; again, we simply wish for the Company to be sold to the highest bidder in an efficient auction process.

Thank you for reading this letter.

Sincerely,

Gideon King
President, Chief Investment Officer

61 Broadway, 24th Floor New York, New York 10006 Tel (212) 483 7000 Fax (212) 574 2003

August 28, 2012
Board of Directors
Pervasive Software Inc.
12365-B Riata Trace Parkway
Austin, Texas 78727

To the Board of Directors:

Loeb Arbitrage Management LP and Loeb Offshore Management LP, together doing business as Loeb Capital Management, and affiliated entities (collectively, “Loeb”) over which it has management discretion are owners of 544,264 shares of the common stock of Pervasive Software Inc. (“PVSW” or the “Company”) as of close of business on August 27, 2012. We are writing this letter to express our concern regarding both the vague language contained in yesterday’s press release from PVSW’s board of directors and the information which was excluded from the announcement. The Company’s disclosure that it has retained Shea & Company, LLC (“Shea”) “to assist and advise” in its evaluation of the proposal received from Actian Corporation (“Actian”) on August 13, 2012, “as well as the Company’s other strategic alternatives, including remaining independent and executing its existing strategic plans” is glaring in its omissions.

To be clear, we view the failure to announce the commencement of a formal process to maximize value for shareholders through a competitive auction process that focuses solely on selling the Company to the highest bidder as a failure to satisfy the fiduciary duty the PVSW board of directors owes to the shareholders of the Company. We acknowledge the retention of Shea; however, given that Shea is not a nationally recognized investment banking firm, shareholders are left to wonder whether the Company is indeed endeavoring to maximize value by selling the Company to the highest bidder. For that matter, the simple fact that the Company avoided mentioning maximizing shareholder value adds fuel to the fire of our concern, as we believe this to be atypical for such an announcement.

In yesterday’s press release, the Company refers to “remaining independent and executing its existing strategic plans” as one of its “other strategic alternatives.” This language is distressing to us as it is consistent with language often used by boards that are entrenched and actively engaged in behavior that is not conducive to maximizing value for shareholders. More troubling to us than the affirmative statements is the absence of a statement of commitment to maximizing value for shareholders. As we have previously discussed, the Actian proposal represents a stock price level that has not been exceeded (or even approached) in over 8 years. Quite simply, the growth of PVSW’s revenues and profits has been anemic and appears unlikely to change in a positive manner. It is our view that the only acceptable alternative involves the Company focusing solely on using the proposal from Actian as a catalyst to maximize value for PVSW shareholders and we are disappointed by the Company’s failure to explicitly state just such a commitment.

Given our concerns, we request a meeting with PVSW’s management team and board of directors as soon as possible but in no event later than September 6, 2012. It is imperative that this meeting occur well in advance of September 15, 2012.

Thank you for reading this letter.

Sincerely,

Gideon King
President, Chief Investment Officer